UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JULY 2002
                             -------------------

                             INSIDE HOLDINGS INC.
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                -----                -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

ATTACHED IS THE COMPANY'S QUARTERLY AND ANNUAL REPORT FOR THE TWELVE MONTHS ENDED APRIL 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INSIDE HOLDINGS INC.

By:   "Kevin Winter"
 -----------------
Name: Kevin Winter
Title: President
Date:   July 19, 2002


Exhibit 1
Financial Statements
July 19, 2002


                            INSIDE HOLDINGS INC.

                           FINANCIAL STATEMENTS
                      (Expressed in Canadian Dollars)
                       (A Development Stage Company)


                            APRIL 30, 2002



DAVIDSON & COMPANY
Chartered Accountants          A Partnership of Incorporated Professionals

                          AUDITORS' REPORT

To the Shareholders of
Inside Holdings Inc.
(A Development Stage Company)

We have audited the balance sheets of Inside Holdings Inc. as at April 30, 2002 and 2001 and the statements of operations, cash flows and shareholders' equity for the years ended April 30, 2002, 2001 and 2000 and the period from the commencement of the development stage on May 1, 2000 to April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended April 30, 2002, 2001 and 2000 and the period from the commencement of the development stage on May 1, 2000 to April 30, 2002 in accordance with generally accepted accounting principles in Canada.

"DAVIDSON & COMPANY"

Vancouver, Canada
Chartered Accountants


May 6, 2002



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
- U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to shareholders dated May 6, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Chartered Accountants

Vancouver, Canada



May 6, 2002

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre,
Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

































INSIDE HOLDINGS INC.
BALANCE SHEETS
(Expressed in Canadian Dollars)
(A Development Stage Company)
AS AT APRIL 30



                                                            2002        2001
ASSETS                                                        $           $

Current
  Cash                                                    226,289       6,940
  Receivable                                                  216         681
                                                         --------     -------
  Total current assets                                    226,505       7,621

Intellectual property (Note 3)                               -         20,000
                                                         --------    --------

Total assets                                              226,505      27,621
                                                        ---------    --------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
  Accounts payable and accrued liabilities                  7,843      13,894
  Due to related parties (Note 4)                            -         64,075
                                                         --------    --------

  Total current liabilities                                 7,843      77,969
                                                         --------    --------

Shareholders' equity (deficiency)
  Capital stock (Note 5)
    Authorized
      100,000,000 common shares, without par value
    Issued
      9,735,300 common shares
        (April 30, 2001 - 4,637,600)                   3,706,079    3,368,694
  Deficit accumulated during the development stage      (160,989)     (92,614)
  Deficit                                             (3,326,428)  (3,326,428)
                                                       ----------   ---------

  Total shareholders' equity (deficiency)                218,662      (50,348)
                                                       ---------     --------

Total liabilities and shareholders' equity               226,505       27,621
                                                      ----------     --------
Nature and continuance of operations (Note 1)

On behalf of the Board:


"Kevin Winter"  Director              "Eric Collins"  Director
Kevin Winter                           Eric Collins


The accompanying notes are an integral part of these financial statements.


INSIDE HOLDINGS INC.
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(A Development Stage Company)



                                     Cumulative
                                       Amounts
                                      From the
                                    Commencement
                                   of Development
                                  Stage on May 1,
                                   2000 to Apr 30,     Year Ended April 30
                                       2002         2002      2001      2000
----------------------------------------------------------------------------
EXPENSES                                 $            $         $         $

  Amortization                        40,000      20,000    20,000        -
  Consulting                           7,500        -        7,500     30,000
  Listing and transfer agent fees     21,908       8,615    13,293      4,923
  Management fees                     47,500      17,500    30,000     30,000
  Office and general                   7,109         622     6,487      6,441
  Professional fees                   36,972      21,638    15,334     11,289
                                     ----------------------------------------

Loss before other item              (160,989)    (68,375)  (92,614)   (82,653)

OTHER ITEM
  Write-off of loan receivable          -            -        -      (104,873)
                                    ------------------------------------------


Loss for the year                   (160,989)    (68,375)  (92,614)  (187,526)
------------------------------------------------------------------------------

Basic and diluted loss per share                   (0.01)    (0.04)     (0.38)
------------------------------------------------------------------------------

Weighted average number of shares
Outstanding                                    5,854,018  2,636,470   487,600
------------------------------------------------------------------------------



The accompanying notes are an integral part of these financial statements.














INSIDE HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(A Development Stage Company)


                                     Cumulative
                                       Amounts
                                      From the
                                    Commencement
                                   of Development
                                  Stage on May 1,
                                   2000 to Apr 30,   Year Ended April 30
                                       2002       2002      2001      2000
----------------------------------------------------------------------------
                                         $          $         $         $
CASH FLOWS FROM
  OPERATING ACTIVITIES
  Loss for the year                 (160,989)   (68,375)  (92,614)  (187,526)
  Items not involving cash:
    Amortization                      40,000     20,000    20,000       -
    Write-off of loan receivable        -          -         -       104,873
    Capital stock issued for services  2,500      2,500      -          -

  Change in non-cash working
  capital items:
    (Increase) decrease in receivable   (216)       465      (681)      -
    Increase (decrease) in
      accounts payable                 8,794     13,534    (5,039)    13,660
    Increase in due to related
      parties                         38,700     18,725    19,975     65,300
                                    ----------------------------------------
  Cash used in operating activities  (71,211)   (13,151)  (58,359)    (3,693)
                                    ----------------------------------------

CASH FLOWS FROM
  FINANCING ACTIVITIES
  Issuance of capital stock          297,500    232,500    65,000       -

  Cash provided by financing
    Activities                       297,500    232,500    65,000       -
                                    ----------------------------------------

CASH FLOWS FROM
  INVESTING ACTIVITIES
  Loan receivable                       -          -         -           700
                                    ----------------------------------------
  Cash provided by investing
    Activities                          -          -         -           700
                                    ----------------------------------------

                                                         - continued -




The accompanying notes are an integral part of these financial statements.


INSIDE HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(A Development Stage Company)


                                     Cumulative
                                       Amounts
                                      From the
                                    Commencement
                                   of Development
                                  Stage on May 1,
                                   2000 to Apr 30,     Year Ended April 30
                                       2002         2002      2001      2000
----------------------------------------------------------------------------
                                         $            $         $         $
Continued...




Increase (decrease) in cash
for the year                         226,289      219,349    6,641     (2,993)


Cash, beginning of year                 -           6,940      299      3,292
                                    ------------------------------------------

Cash, end of year                    226,289      226,289    6,940        299
------------------------------------------------------------------------------

Cash paid for income taxes              -            -        -           -
------------------------------------------------------------------------------

Cash paid for interest                  -            -        -           -
------------------------------------------------------------------------------


Supplemental disclosure with respect to cash flows (Note 7)














The accompanying notes are an integral part of these financial statements.






INSIDE HOLDINGS INC.
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)
(A Development Stage Company)



                                               Deficit
                             Capital Stock   Accumulated
                             Number          During the
                              Of             Development
                             Shares  Amount     Stage       Deficit    Total
-----------------------------------------------------------------------------
                                        $         $           $          $

Balance, April 30, 1999    487,600  3,163,181     -      (3,138,902)   24,279

  Loss for the year           -          -        -        (187,526) (187,526)
                         ----------------------------------------------------


Balance, April 30, 2000   487,600  3,163,181      -      (3,326,428) (163,247)

  Shares issued for
    cash                  650,000     65,000      -            -       65,000
  Shares issued for
    debt Settlement     3,500,000    140,513      -            -      140,513
  Loss for the year          -          -      (92,614)        -      (92,614)
                        -----------------------------------------------------


Balance,
April 30, 2001          4,637,600  3,368,694   (92,614)  (3,326,428)  (50,348)

  Shares issued for
  Cash                  3,000,000    232,500      -            -      232,500
  Shares issued for
  debt settlement       2,047,700    102,385      -            -      102,385
  Shares issued for
  Services                 50,000      2,500      -            -        2,500
  Loss for the year          -          -      (68,375)        -      (68,375)
                        -----------------------------------------------------


Balance,
April 30, 2002          9,735,300  3,706,079  (160,989)  (3,326,428)  218,662
-----------------------------------------------------------------------------









The accompanying notes are an integral part of these financial statements.



INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


1.  NATURE AND CONTINUANCE OF OPERATIONS

The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada. The balance sheets of the predecessor companies were carried over at historical cost. Effective October 6, 2000, the Company changed its governing jurisdiction from the province of British Columbia to the Yukon.

Since the date of formation, the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company with the intention of developing a network of affiliated destination web-sites for transacting e-commerce within several industry segments under a singular bond.

The success of the Company's plan of operations was dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company was not able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Present market conditions remain such that internet based companies are, in general, experiencing difficulty attracting any of the necessary resources to carry out their business plans. As a consequence of these circumstances, the Board of Directors chose not to renew the registration of its domain names and is determined to seek new lines of business, which may also be highly speculative in nature. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

Amortization expense for the year includes the previously unamortized cost of its 400 registered internet domain names to reflect the changes in the Company's plans.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.




INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Cash

The Company considers all investments with a maturity of three months or less to be cash.

Intellectual property

Intellectual property is recorded at cost and is amortized over two years.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.
The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Segmented information

The Company currently conducts its operations in Canada in one business segment.










INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


3.  INTELLECTUAL PROPERTY


                                  2002                         2001
                  -------------------------------   ---------------------------
                          Accumulated   Net Book         Accumulated   Net Book
                  Cost   Amortization    Value     Cost  Amortization   Value
-------------------------------------------------------------------------------
                    $         $            $         $         $          $
Domain names        -         -            -      40,000     20,000     20,000
------------------------------------------------------------------------------

During the current year, the Company wrote-off its investment in domain names.


4.  DUE TO RELATED PARTIES

                                                             2002         2001
------------------------------------------------------------------------------
                                                               $            $

Due to a company controlled by former
directors of the Company.                                     -         24,075

Due to a company controlled by former directors of the
Company and secured on the intellectual property              -         40,000
                                                        ----------------------

                                                              -         64,075
------------------------------------------------------------------------------

During the current year, the amounts due to related parties were settled through the issuance of capital stock.

Unless otherwise noted, amounts due to related parties are non-interest bearing and unsecured, with no fixed terms of repayment.

The fair value of amounts due to related parties are not determinable as they have no specific repayment terms.


5.  CAPITAL STOCK

During fiscal 2001, the Company issued shares of common stock as follows:

    a) 3,500,000 shares to settle certain debts totalling $140,573, including amounts owed to related parties.

    b)  650,000 shares for cash proceeds in the amount of $65,000.




INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


During the current year, the Company issued shares of common stock as follows:

    a) 2,047,700 shares to settle certain debts totalling $102,385, including amounts owed to related parties.

    b)  50,000 for shares services, valued at $2,500.

    c)  3,000,000 shares for cash proceeds in the amount of $232,500.


6.  INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate to income before income taxes as follows:

                                          2002         2001          2000
---------------------------------------------------------------------------
                                           $            $             $
Loss before income tax recovery        (68,375)      (92,614)     (187,526)
---------------------------------------------------------------------------

Expected income tax recovery           (30,495)      (41,324)      (85,549)
Tax effect of expenses not deducted
for income tax purposes                  8,924         8,924          -
Unrecognized benefit of net operating
losses carried forward                  21,571        32,400        85,549
                                       -----------------------------------

Actual income tax recovery                -             -             -
--------------------------------------------------------------------------

The significant components of the Company's future income tax assets are as follows:
---------------------------------------------------------------------------

                                                       2002           2001
--------------------------------------------------------------------------
                                                        $               $
Future tax assets:
  Intellectual property                               17,848         8,924
  Non-capital loss carryforwards                      53,961        32,400
                                                    ----------------------

Net future tax assets before valuation allowance      71,809        41,324
Less valuation allowance                             (71,809)      (41,324)
                                                    -----------------------
Net future tax assets                                   -             -
---------------------------------------------------------------------------




INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


6.  INCOME TAXES  (cont'd.)

The Company has non-capital losses carried forward for income tax purposes of approximately $120,000, which can be applied against future years taxable income. Losses of approximately $586,000, incurred prior to May 1, 2000, have expired and cannot be applied against future income. These losses expired due to a change in control of the Company as well as a change in the core business of the Company, in accordance with the Income Tax Act of Canada.

7.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The following non-cash investing and financing transactions occurred during the year ended April 30, 2002:

    a) The company issued 2,047,700 shares to settle amounts due to related parties and accounts payable in the amount of $102,385.

    b) The Company issued 50,000 shares as payment for services valued at $2,500.

The following non-cash investing and financing transactions occurred during the year ended April 30, 2001:

    a) The Company issued 3,500,000 shares to settle debts in the amount of $140,513.

    b) The Company issued to a related party, a note payable in the amount of $40,000 for the purchase of intellectual property.

There were no significant non-cash transactions for the year ended April 30, 2000.


8.  RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the year ended April 30, 2002:

    a)  Paid or accrued $17,500 (2001 - $30,000; 2000 - $30,000) in management fees to a company controlled by former directors of the Company.

    b) Paid or accrued $Nil (2001 - $7,500; 2000 - $30,000) in consulting fees to a former significant shareholder of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.





INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002

9.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Excepted as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP").

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Concurrently, the Accounting Standards Board ("ASB") in Canada issued CICA Handbook Section 1581, "Business Combinations", which is consistent with SFAS No. 141. This statement will change the accounting for business combinations and goodwill. SFAS No. 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.

In June 2001, the FASB issued Statement No. 142, "Goodwill and other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Concurrently, the ASB in Canada issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142. This statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES  (cont'd...)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB Opinion No.30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.























INSIDE HOLDINGS INC.
QUARTERLY AND YEAR END REPORT - FORM 51-901F
APRIL 30, 2002


SCHEDULE A:  FINANCIAL INFORMATION

See attached financial statements for the year ended April 30, 2002.


SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.  See attached financial statements for the year ended April 30, 2002.

2.  See attached financial statements for the year ended April 30, 2002.

3.  a)  Summary of securities issued during the year:


Date of    Type of    Type of      Number           Total    Type of   Commi-
Issue      Security    Issue     or Amount  Price  Proceeds  Consider- ssion
                                                              ation     Paid
                                              $       $                   $
-----------------------------------------------------------------------------
11 29 01   Common       Debt      50,000    0.05    2,500    Services   Nil
           shares   settlement
01 08 02   Common       Debt   2,047,700    0.05  102,385    Debt       Nil
           shares   settlement
02 28 02   Common    Private   3,000,000    U.S.  232,500    Cash       Nil
           shares    placement              0.05
----------------------------------------------------------------------------

    b)  Summary of stock options granted during the year:  Nil.

4.  a)  See attached financial statements for the year ended April 30, 2002.

    b)  See attached financial statements for the year ended April 30, 2002.

    c)  See attached financial statements for the year ended April 30, 2002.

    d)  See attached financial statements for the year ended April 30, 2002.

5.  Directors:  Kevin Winter - President and CEO
                Eric Collins - Director
                Richard King - Director

    Officers:   Kevin Winter - President and CEO














INSIDE HOLDINGS INC.
QUARTERLY AND YEAR END REPORT - FORM 51-901F
APRIL 30, 2002


SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

Overview

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company, with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand. The success of the Company's plan of operations was dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company was not able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Present market conditions remain such that internet based companies are, in general, experiencing difficulty attracting any of the necessary resources to carry out their business plans. As a consequence of these circumstances, the Board of Directors chose not renew the registration of its domain names and is determined to seek new lines of business, which may also be highly speculative in nature. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

Amortization expense for the year includes the previously unamortized cost of its 400 registered internet domain names to reflect the change in the Company's plan.

In January 2002, Gateway Research Management Group Ltd., of the Bahamas, purchased 1,675,000 common shares of the Company from an insider of the Company in a private transaction and 2,047,700 common shares from the Company in connection with an assignment and settlement of Company debts in the aggregate amount of $102,385. Kevin Winter, a director of the Company, is a director of Gateway. On February 28, 2002, Mr. William McCartney, Mr. Murray Oliver and Mr. Leonard Petersen resigned from the Board of Directors and Mr. Eric Collins and Mr. Richard King were appointed to the Board.

The Company also terminated without penalty, effective November 30, 2001, the management agreement made by and between the Company and Pemcorp Management Inc. ("Pemcorp"). Pemcorp is a management services company controlled by two former directors of the Company.

Liquidity and Capital Resources

During the year, the Company issued 2,047,700 to an insider to settle debts of the Company in the aggregate amount of $102,385 and completed a private placement of 3,000,000 shares for cash proceeds of $232,500.

As of March 31, 2002 the Company had cash of $226,289 and working capital of $218,662. The book value of total assets exceed liabilities by $218,662.

The common shares of the Company are listed for trading on the OTC Bulletin Board in the United States. They trade under the symbol "IHLGF". There is, however, no assurance that a market for the Company's shares will develop, or if a market develops that it will continue.



INSIDE HOLDINGS INC.
QUARTERLY AND YEAR END REPORT - FORM 51-901F
APRIL 30, 2002

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

Operations

The Company's expenses are primarily administrative in nature and include, professional fees, management fees and transfer agent expenses. There is no material change in the nature and amount of these expenses incurred in comparative periods, except that effective November 30, 2001 the Company was no longer contractually obligated to pay management fees to Pemcorp.

During the period, the Board of Directors chose to discontinue its current business plans. As a consequence, the Company included in amortization expense for the period the net book value of its intellectual properties, which represent the unamortized cost of its 400 registered internet domains.

Investor Relations

The Company did not undertake any investor relations activities during the quarter.